August 26, 2022

Division of Corporation Finance Office of Trade & Services U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Youdao, Inc. Post-Effective Amendment No. 4 to Form F-3 Filed July 26, 2022 File No. 333-252936

Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Nicholas Nalbantian and Mara Ransom:

This letter sets forth the responses of Youdao, Inc. (“Youdao” or the “Company”) to the comments the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 18, 2022. Concurrently with the submission of this letter, the Company is filing a post-effective amendment No. 5 to the Registration Statement on Form F-3 (the “Amendment No. 5”) and certain exhibit via EDGAR to the Commission for review in accordance with the procedures of the Commission. We have included herein the comments in bold, and the Company’s responses are set forth immediately below the comments.

Post-Effective Amendment No. 4 to Form F-3 filed July 26, 2022

Prospectus Summary, page 4

1.    Please amend your disclosure here to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Youdao, Inc. its subsidiaries, or the VIEs by the PRC government to transfer cash. Please also provide a cross-reference to the relevant disclosure that appears later in the registration statement.

Response

Please refer to page 4 of the Amendment No.5 in response to the Staff’s comment.

Summary of Risk Factors, page 24

2.    We note your response to comment 5 and re-issue in part. Please ensure that each risk factor cross-reference you have included here includes a reference to the header of the associated risk factor. For example, the first risk factor cross-reference on page 24 of the registration statement refers to page 10 of your annual report on Form 20-F, but does not include a reference to the appropriate risk factor header.

Response

Please refer to page 24 to page 28 of the Amendment No.5 in response to the Staff’s comment.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to Youdao Inc.’s Amendment No. 4, please contact the undersigned or Li He (Tel: +852-2533-3306) and Kevin Zhang (Tel: +852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,

Youdao, Inc.

By:	/s/ Feng Zhou

	Name:	Feng Zhou

	Title:	Chief Executive Officer

cc:	Li He

Davis Polk & Wardwell LLP